UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SeaSpine Holdings Corporation

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

81255T 108

(CUSIP Number)

Stuart M. Essig

c/o Integra Life Sciences Holdings Corporation

311 Enterprise Drive

Plainsboro New Jersey 08536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81255T 108

1	Names of reporting persons Stuart M. Essig
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 599,916*
	8	Shared voting power 65,100
	9	Sole dispositive power 599,816*
	10	Shared dispositive power 65,100
11	Aggregate amount beneficially owned by each reporting person 664,916*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.9%
14	Type of reporting person (see instructions) IN

*	Includes 99,198 shares of common stock underlying options to purchase common stock. Of these 99,198 shares, options to purchase 24,550 shares are exercisable within 60 days of, September 1, 2015, options to purchase 24,500 shares vest on February 1, 2016, options to purchase 24,500 shares vest on May 1, 2016 and options to purchase 24,548 shares vest on August 1, 2016. Although shares underlying all options held by Mr. Essig are included in the amounts set forth on lines 7, 9 and 11, Mr. Essig disclaims beneficial ownership of the 74,648 shares of common stock underlying options not exercisable as of, or within 60 days of, September 1, 2015.

CUSIP No. 81255T 108

1	Names of reporting persons Stuart M. Essig 2007 Family Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 32,550
	8	Shared voting power 0
	9	Sole dispositive power 32,550
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 32,550
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.3%
14	Type of reporting person (see instructions) OO

CUSIP No. 81255T 108

1	Names of reporting persons Essig Enright Family Foundation
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 32,550
	8	Shared voting power 0
	9	Sole dispositive power 32,550
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 32,550
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.3%
14	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer.

(a)	Title of Class of Securities: Common Stock, $.01 par value (“common stock”).

(b)	Name of Issuer: SeaSpine Holdings Corporation (“SeaSpine” or the “Issuer”).

(c)	Address of Issuer’s Principal Executive Offices: 2301 La Mirada Drive, Vista California 92081.

Item 2.	Identity and Background.

(a) Names of Persons Filing: Stuart M. Essig, Stuart M. Essig 2007 Family Trust and Essig Enright Family Foundation (the “Reporting Persons”).

(b) Residence or Business Address: The address of each of the filing persons is:

Name	Business Address
Stuart M. Essig

Stuart M. Essig 2007 Family Trust	C/O Integra Lifesciences Holdings Corporation 311 Enterprise Drive Plainsboro, New Jersey 08536
Essig Enright Family Foundation

(c) Present Principal Occupation or Employment:

Name	Employment
Stuart M. Essig	Managing Director of Prettybrook Partners, LLC.

(d)	Conviction in a criminal proceeding during the last five years: None.

(e)	Subject, during the last five years, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws: None.

(f)	Citizenship: Mr. Essig is a resident of New Jersey, citizen of the United States. The Stuart M. Essig 2007 Family Trust is organized under the laws of New Jersey. The Essig Enright Family Foundation is organized under the laws of New Jersey.

Item 3.	Source and Amount of Funds or Other Consideration. The shares described in this Schedule 13D were purchased on the open market in ordinary broker-dealer transactions, or such shares were issued, or will be issued, pursuant to the terms of options and director compensation granted to Mr. Essig by SeaSpine, or by virtue of the separation of SeaSpine from its parent, Integra Life Sciences Holdings Corporation (“Integra”) and the distribution of one share of SeaSpine common stock for every three shares of Integra common stock or options held by Mr. Essig.

Item 4.	Purpose of the Transaction. Mr. Essig is the Lead Director of SeaSpine. He holds the shares of common stock and options to acquire shares of common stock individually or in the trust and foundation for investment purposes.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects;

price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Mr. Essig may be granted additional securities of the issuer as compensation for his service as a director of the Issuer.

In addition, the Reporting Persons, including Mr. Essig in his capacity as a director of the Issuer, may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of Issuer

(a)	Aggregate number and percentage of class beneficially owned:

As of August 20, 2015, the Reporting Persons may be deemed to be the beneficial owner of 664,916 shares of common stock. This ownership consists of the following:

(i) 65,100 shares of common stock purchased on the open market in ordinary broker-dealer open market transactions between August 18-20, 2015 by the Stuart M. Essig 2007 Family Trust and the Essig Enright Family Foundation (see Item 5(c)below);

(ii) 501,618 shares of common stock received by Mr. Essig upon the conversion of Integra common stock and the economic value of options in Integra into shares of SeaSpine on July 1, 2015 in connection with the separation of SeaSpine from Integra; and

(iii) 98,198 shares of common stock under options shares options, of which options to purchase 24,500 shares of common stock are exercisable within 60 days of, September 1, 2015, options to purchase 24,500 shares are exercisable as of February 1, 2016, options to purchase 24,500 shares are exercisable as of May 1, 2016, and options to purchase 25,488 shares are exercisable as of August 1, 2016.

Based on calculations made in accordance with Rule 13d-3(d), the Reporting Persons may be deemed the beneficial owner of 5.9% of the Company’s common stock, and such amount includes options to purchase 74,648 shares of common stock held by Mr. Essig that are not exercisable as of, or within 60 days of, September 1, 2015.

Mr. Essig disclaims beneficial ownership of the 74,648 shares of common stock underlying options not exercisable as of, or within 60 days of, September 1, 2015. Excluding these shares, the Reporting Person would be deemed the beneficial owner of 590,268 (or 5.3%) of the Company’s common stock.

(b)	Voting and Dispositive Power:

Mr. Essig has sole voting and dispositive power over 599,816 shares that may be deemed to be beneficially owned by him as of August 20, 2015. This consists of the following: (i) 501,618 shares of common stock held directly by Mr. Essig; and (ii) 98,198 shares of common stock underlying options that will become exercisable in the next 12 months, of which Mr. Essig disclaims beneficial ownership with respect to 79,729 shares of common stock as set forth in Item 5(a)(ii).

Mr. Essig shares voting and dispositive power with the Stuart M. Essig 2007 Family Trust with and the Essig Enright Family Foundation with respect to the 32,550 shares held by each of these entities.

(c)	Transactions within the past 60 days: on August 1, Mr. Essig received a stock option grant from SeaSpine for 98,198 shares of common stock, that vests in quarterly installments until August 1, 2016. On July 1 2015, pursuant to the separation of SeaSpine from Integra, Mr. Essig received 501,618 shares of SeaSpine, shares representing 1 share of common stock of SeaSpine for every 3 shares or the economic value of options of Integra held by Mr. Essig. On August 18, 19 and 20, Stuart M. Essig 2007 Family Trust and the Essig Enright Family Foundation purchased the following shares of common stock at the following prices in ordinary broker-dealer transactions:

Date Purchased	Stuart M. Essig 2007 Family Trust	Price
August 18, 2015	17607 shares	$15.31
August 19, 2015	8,830 shares	$15.31
August 20, 2015	6,113 shares	$15.38

Date Purchased	Essig Enright Family Foundation	Price
August 18, 2015	17607 shares	$15.31
August 19, 2015	8,831 shares	$15.31
August 20, 2015	6,1132 shares	$15.38

(d)	Right to Direct the Receipt of Dividends: Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Essig is a party to an indemnification agreement with SeaSpine pursuant to Mr. Essig’s service as Lead Director of SeaSpine.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement

2.	Indemnification Agreement between SeaSpine and Mr. Essig (incorporated by reference to Exhibit 10.7 to SeaSpine’s Registration Statement on Form 10, filed on June 1, 2015).

3.	SeaSpine Holdings Corporation 2015 Incentive Award Plan Stock Option Grant Notice (incorporated by reference to Exhibit 10.9 to SeaSpine’s Registration Statement on Form 10 filed on June 1, 2015).

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2015

Stuart M. Essig

/s/ Stuart M. Essig

Stuart M. Essig 2007 Family Trust

By:	/s/ Stuart M. Essig

Essig Enright Family Foundation

By:	/s/ Stuart M. Essig

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1939, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D (including amendments) with respect to the common stock, par value $.01 per share of SeaSpine Holdings Corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such joint filings. The undersigned, being duly authorized, have executed this Joint Filing Agreement this 21st day of August 2015.

Stuart M. Essig

/s/ Stuart M. Essig

Stuart M. Essig 2007 Family Trust

By:	/s/ Stuart M. Essig

Essig Enright Family Foundation

By:	/s/ Stuart M. Essig

Exhibit A